DIVISION OF
CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04020874

March 15, 2004

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/15/2004

Re: The Boeing Company
Incoming letter dated March 5, 2004

Dear Ms. Morgan:

This is in response to your letter dated March 5, 2004 concerning the shareholder proposal submitted to Boeing by James Janopaul. We also have received one letter on the proponent's behalf dated March 8, 2004 and two letters on the proponent's behalf dated March 12, 2004. On February 6, 2004, we issued our response expressing our informal view that, unless the proponent provides Boeing with a proposal and supporting statement revised in a specified manner, Boeing could exclude portions of the supporting statement from its proxy materials. You have asked us to reconsider our position in light of Boeing's representation that is has adopted a revised policy that requires a shareholder vote in adopting any rights plan.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

12927

From: J <olmsted7p@earthlink.net>
To: <cfletters@sec.gov>
Cc: <james.c.johnson@boeing.com>
Date: Monday, March 8, 2004 11:22 PM
Subject: The Boeing Company (Feb. 6, 2004)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies March 8, 2004
FX: 202-942-9525
cfletters@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

The Boeing Company (Feb. 6, 2004)

Ladies and Gentlemen:

This is to respectfully request that an opportunity for a rebuttal be permitted before the Staff responds to the company March 5, 2004 letter.

Sincerely,

John Chevedden

cc: James Janopaul

James C. Johnson
james.c.johnson@boeing.com

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

March 12, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to Perkins Coie LLP No Action Request
The Boeing Company (BA)
Poison Pill Topic

Ladies and Gentlemen:

The following text, consistent with the revised company policy illustrates of the meaningless of the revised company policy:
The Board's view of its fiduciary duty will have first priority in whether a shareholder vote is allowed on poison pills. If the Board's view of its fiduciary duty allows, the Board shall submit the adoption or extensions of any future rights plan to a shareholder vote. However the board makes no commitment to conduct this vote within any time-period whatsoever if the Board's view does allow such a vote.

Boeing has had since November 2001 to adopt a poison pill policy. A rule 14a-8 proposal on this topic was submitted to the company in November 2001.

There is no company defense that its March 5, 2004 letter should not be considered a new and untimely no action request.

The company appears to be attempting to set a practice for companies to make one or two no action requests after the company receives Staff non-concurrence on the first company no action request. Had the board acted immediately after the February 6, 2004 Staff Response the company could by now have adopted a third resolution and then submitted a third no action request based on a still further revised resolution. This would allow companies to repeatedly shop the bare minimum to the Staff on meeting a partially implemented criteria at the last possible minute.

The company has submitted a meaningless company resolution because there is no time limit to have a shareholder vote. Since poison pills often have 10-year terms, a vote could technically be scheduled 9-years after adoption.

It is a stretch to the breaking point that a proposal calling for a shareholder vote can be substantially implemented by a resolution that may allow for no vote in perpetuity.

At this late date the company appears to be shopping an inferior proposal policy than the company cited Praxair and Bristol-Meyers resolutions:

Praxair:

The Boards' policy is that it shall adopt or materially amend a Stockholder Rights Plan only if, in the exercise of its fiduciary responsibilities under Delaware law, and action by a majority of its independent directors, it determines that such action is in the best interests of [the Company's] shareholders. If the Board adopts or materially amends a Stockholder Rights Plan, it shall submit such action to a non-binding shareholder vote as a separate ballot item at the first annual meeting of shareholders occurring at least six months after such action.

Bristol-Meyers:

"It is the Company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan [poison pill], unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the Company' stockholder to adopt a rights plan without delay.

"If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholder within one year of adoption."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden
Boeing Company shareholder

cc:
James Janopaul
Lewis Platt

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 12, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company
Poison Pill Topic

Ladies and Gentlemen:

Included is a supplemental rule 14a-8 shareholder proposal which is submitted consistent with following the successful lead of companies in both a) submitting supplemental no action arguments and b) in submitting new facts. This is a request to receive the same consideration as the supplemental company no action requests and the new company facts. This could be considered less than a supplemental proposal because it is the same as the original proposal except a sentence is withdrawn concerning director discretion.

It is believed that rule 14a-8 intends for shareholders and companies to have the same rights for reconsideration. In other words that there is not be a two-tier system for reconsideration with companies being given a superior number of options to obtain successful reconsideration.

Companies now have the last-minute option of obtaining Staff concurrence with fine-tuning the text of their response to rule 14a-8 shareholder proposals. This is a shareholder request for less than an opportunity for fine-tuning – simply the withdrawal of text.

SLB 14 does not set an absolute limit on the opportunity to revise shareholder proposals:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

Additionally this shareholder request can be considered the most minor of revisions, if even a revision, because it merely withdraws text.

This request is submitted consistent with shareholders having a lesser option in the rule 14a-8 process than companies have – that of merely withdrawing text.

Sincerely,

John Chevedden
Boeing Company shareholder

cc:
James Janopaul
Lewis Platt

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	50.6%
2003	50.7%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 49%-vote favoring management's objections equals only 31% of Boeing shares outstanding and insiders own 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 65% of our stock.

James Janopaul, 1255 Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors took a step in the right direction their Oct. 2003 statement that the Board intends to submit any poison pill to a vote of shareholders. However the Council of Institutional Investors was dissatisfied with the "huge loophole" in the type of policy that our Directors issued. This proposal is intended to enhance shareholder rights beyond our Directors' statement by providing for a shareholder vote any time a poison pill is adopted and a shareholder vote if this policy is materially changed or discontinued.

Director Confidence in Our Management

I believe that, by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management – subject to their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

From: Hansen, Rick-SEA [RHansen@perkinscoie.com]
Sent: Friday, March 05, 2004 5:57 PM
To: 'olmsted7p@earthlink.net'; 'cfletters@sec.gov'
Cc: Morgan, Sue-SEA; @Pacioni, Mark-Boeing Internet; Hansen, Rick-SEA
Subject: Boeing Shareholder Proposal--REQUEST FOR RECONSIDERATION

SEC_Chev.pdf

TO: Securities and Exchange Commission, Division of Corporation Finance

RE: Boeing Shareholder Proposal--REQUEST FOR RECONSIDERATION

Dear Sir or Madam:

Attached please find a supplemental letter respectfully requesting that the Staff reconsider its disposition of The Boeing Company's (the "Company") December 24, 2003 no-action request relating to a shareholder proposal concerning shareholder rights plans submitted to the Company by James Janopaul, with John Chevedden as proxy, for inclusion in the Company's 2004 proxy statement and form of proxy.

The Company anticipates that its definitive 2004 Proxy Materials will be finalized for filing on or about March 25, 2004. Accordingly, your prompt review of this matter would be greatly appreciated.

This letter is being simultaneously sent to the Proponent via express courier and at the following email address provided by the Proponent: olmsted7p@earthlink.net.

<<SEC_Chev.pdf>>

Rick E. Hansen
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101
ph: 206-359-3787
fax: 206-359-8500
cell: 206-228-6830
rhansen@perkinscoie.com

This message, including any accompanying documents or attachments, may

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

March 5, 2004

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: REQUEST FOR RECONSIDERATION—Shareholder Proposal Concerning Shareholder Rights Plans Submitted by James Janopaul, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2004 Proxy Statement

Dear Sir or Madam:

We are in receipt of your February 6, 2004 response to our no-action letter request dated December 24, 2003 (respectively, the "February 6th Response Letter" and the "No-Action Request"), setting forth grounds for omission of a shareholder proposal (the "Proposal") submitted to The Boeing Company (the "Company") by James Janopaul, with John Chevedden as proxy (the "Proponent"), for inclusion in the Company's 2004 proxy statement and form of proxy (the "2004 Proxy Materials").

We are submitting this supplemental letter to you to respectfully request that you reconsider your disposition of our No-Action Request and that, based on the new facts provided in this letter, you confirm that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended.

Background

The Proposal requests that the Company's Board of Directors (the "Board") submit the adoption, maintenance or extension of any shareholder rights plan to a shareholder vote and further requests that once adopted any material amendment or removal of the Proposal would be submitted to a shareholder vote. The Company's No-Action Request asserted various bases upon which the Proposal, or portions thereof, is properly excludable from the Company's 2004 Proxy Materials, specifically that the Proposal was properly excludable pursuant to Rule 14a-8(i)(10), substantially implemented, because the Board had adopted a policy statement relative to a shareholder rights plan (the "Policy Statement"). The Company's request for relief under Rule 14a-8(i)(10) was denied.

Effective March 4, 2004, the Company's Board has adopted the following revised policy statement (the "Revised Policy Statement"):

> Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption or extension of any future rights plan to a vote of the shareholders.

A certified copy of the Board resolution setting forth the Revised Policy Statement is attached to this letter as **Exhibit A**. The Policy Statement will be included in the Company's revised corporate governance guidelines that will be available on the Company's web site and disseminated in its 2004 proxy statement.

Request for Reconsideration

In our view, the Board's Revised Policy Statement fully accords with the policy statements of other issuers to whom the Staff has recently granted relief under Rule 14a-8(i)(10) in response to shareholder proposals similar to the present Proposal. *See, for example, 3M Co.* (Feb. 17, 2004) (policy stating that the board "will only adopt a rights plan if. . . stockholders have approved the adoption of the rights plan"); *Praxair, Inc.* (Feb. 13, 2004) (policy stating that the board "shall submit [the adoption of a Stockholder Rights Plan] to a non-binding shareholder vote"); *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (policy stating that "[i]t is the Company's policy to seek stockholder approval prior to the adoption of a stockholder rights plan"); *The Allstate Corp.* (Jan. 28, 2004) (policy stating that the board "shall obtain shareholder approval prior to adopting any shareholder rights plan"); *Honeywell Int.* (Jan. 27, 2004) (policy stating that board "will seek shareholder approval prior to its adoption of a Shareowner Rights Plan"); *General Electric Co.* (Jan. 19, 2004) (policy stating that "if GE were ever to adopt a poison pill, the board would seek prior shareholder approval"); *Hewlett-Packard* (Dec. 24, 2003) (policy stating that the board "shall submit the adoption or extension of any poison pill to a shareowner vote before it acts to adopt any poison pill").

In each of the foregoing decisions the Staff granted relief under Rule 14a-8(i)(10) because the registrant's shareholder rights plan policy stated that the Board would submit the adoption or extension of any shareholder rights plan to a shareholder vote. This relief was granted even though the registrant's policy contained a "fiduciary-out" provision. See *3M Co.* (Feb. 17, 2004); *Praxair, Inc.* (Feb. 13, 2004); *Bristol-Myers Squibb Co.* (Feb. 11, 2004); *The Allstate Corp.* (Jan. 28, 2004); *Honeywell Int.* (Jan. 27, 2004); *General Electric Co.* (Jan. 19, 2004); *Hewlett-Packard* (Dec. 24, 2003). Here, the Board's Revised Policy Statement similarly states that "the Board shall submit the adoption or extension of any future rights plan to a vote of the shareholders," except in cases where the Board's fiduciary duties might require otherwise. Moreover, we note that the Proposal, when read in its entirety, itself includes a "fiduciary-out" provision. The supporting statement for the Proposal states that the Proposal "gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason."

We submit that the Board's Revised Policy Statement effectively fully implements the Proposal, rendering it moot and thus excludable under Rule 14a8-(i)(10). Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy statement if the proposal has been substantially implemented by the company, rendering it moot. To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *See Exchange Act Release No. 20091* (Aug. 16, 1983). Rather, the standard is whether the company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See SEC Release No. 34-20091* (Aug. 16, 1983) at II.E.6. For example, in *Hewlett-Packard Co.* (Dec. 24, 2003) the Staff permitted the omission of a proposal substantially similar to the present Proposal on the basis of substantial implementation under Rule 14a-8(i)(10). As the Company's Board has done, the Hewlett-Packard board adopted a policy that requires a shareholder vote to adopt or extend any shareholder rights plan, subject to the board's ability in exercising its fiduciary responsibilities to act without shareholder approval if it deems it to be in the best interest of Hewlett-Packard's shareholders. The Staff found that by adopting this binding policy, the HP Proposal had been substantially implemented by HP, even though the policy included a "fiduciary-out."

The purpose of the Rule 14a-8(i)(10) exclusion is to "avoid the possibility of shareholders having to consider matters that have been favorably acted upon by management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. *SEC Release No. 34-12598* (July 7, 1976). In our view the Company's Board has favorably responded to the Proposal by adopting the Revised Policy Statement. Accordingly, we believe the Company may exclude the Proposal in its entirety because the Proposal has been substantially implemented.

*****

For the foregoing reasons, we believe the Proposal may be omitted from the Company's 2004 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

This letter is being simultaneously sent to the Proponent at the following email address provided by the Proponent: olmsted7p@earthlink.net.

The Company anticipates that its definitive 2004 Proxy Materials will be finalized for filing on or about March 25, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Very truly yours,

J. Sue Morgan

J. Sue Morgan

JSM:reh
Enclosures

cc: John Chevedden
Mark. Pacioni, The Boeing Company
Rick E. Hansen, Perkins Coie LLP

[SB040630195.DOC]

Exhibit A: Secretary's Certificate and Revised Policy Statement

Secretary's Certificate

I, James C. Johnson, hereby certify that I am the Secretary of The Boeing Company (the "Company"), a Delaware corporation, and that the attached is a true and correct copy of the statement adopted by the Company's Board of Directors by unanimous written consent on March 4, 2004.

IN WITNESS WHEREOF, I have hereunto subscribed my name.

James C. Johnson

Dated: March 4, 2004

Revised Policy Statement

Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board shall submit the adoption or extension of any future rights plan to a vote of the shareholders.